Exhibit 99.94

INDEPENDENT AUDITOR’S CONSENT

We consent to the use in this Registration Statement on Form 40-F of Sandstorm Gold Ltd. (“Sandstorm”) of (1) our report dated March 13, 2012 relating to the consolidated financial statements of Sandstorm for the years ended December 31, 2011 and 2010 (2) our report dated March 3, 2011 related to the consolidated financial statements of Sandstorm for the year ended December 31, 2010 appearing in this Registration Statement on Form 40-F dated July 27, 2012.

Chartered Accountants
Vancouver, Canada
July 27, 2012